Issuer Free Writing Prospectus dated December 27, 2022

Filed Pursuant to Rule 433

Registration No. 333-255424

Volume 2, Edition 148 December 20, 2022

Subject line — 2022 Capital Gains Tax Deferral Deadline Is Ticking Away

Headline: Opportunity Zone Funds Shelter 2022 Taxes Until December 31, 2026

The 180-day lookback period for 2022—the maximum period for which you can reinvest realized capital gains into a Qualified Opportunity Fund (“QOF”)—is ticking away. Once January 1, 2023 arrives, the window to defer capital gains realized in 2022 narrows with each passing day.

One of the most compelling aspects of QOFs, in my mind, is that the structure does not discriminate against the source of capital gains. Investors who have realized capital gains in one or a variety of assets in the past 180 days, whether from the sale of real estate, stocks, bonds, mutual funds, a business, collectibles, planes, boats, livestock, cryptocurrencies, precious metals, an interest in a partnership, etc., should, in my opinion, seriously consider reinvesting those capital gains into a QOF—like Belpointe PREP, LLC (NYSE: American “OZ”). Doing so will defer federal, and in most cases state, taxes on those capital gains until December 31, 2026 (provided you continue to hold the QOF investment), plus having those gains reinvested in a QOF will provide for the potential of generating income and capital appreciation, most or all of which may be tax-free.

Have You Realized Capital Gains?

Defer and Possibly Eliminate Capital Gains Tax Liability. The first and only publicly traded Opportunity Zone investment structure in the United States.

We spell out how this alternative can work for you in our updated white paper. Follow this link here to request the Publicly Traded Opportunity Zone Investing White Paper.

Want more information? There’s a wealth of detail on our website at https://investors.belpointeoz.com/ where investors and advisors alike can learn about Belpointe PREP, LLC (“Belpointe OZ”) and some of its key features.

Have questions as the year-end quickly approaches? Call today and I’ll take the time to answer as many of your questions about Belpointe OZ and how reinvesting capital gains into a QOF can be utilized to offset capital gains tax obligations as I can. My direct number is (203) 883-1944.

At Belpointe OZ we consider 2022 to have been a year of incredible growth, with our portfolio of properties and property interests now sitting at 15 holdings which are at varying stages of full-on buildout, development, redevelopment, demolition, architectural conception and permitting. And, with our team of experienced development and construction experts leading the way, we are very excited for what the year ahead will bring. Belpointe OZ currently has five properties in Sarasota, Florida, three in St. Petersburg, Florida, five in Nashville, Tennessee, and two in Connecticut; and we’re just getting started. The plan forward into the new year is to continue to build out full-featured Class-A apartment projects while also acquiring seasoned and stabilized assets that can generate income.

For example, 1991 Main Street (“1991 Main”), located at the intersection of Main Street and Links Avenue in downtown Sarasota, Florida, will be redeveloped into an approximately 418-apartment home community, consisting of one-bedroom, two-bedroom and three-bedroom apartments, and four-bedroom townhome-style penthouse apartments. 1991 Main will feature two high-rise buildings with approximately 51,000 square feet of retail space located on the first level, and approximately 721 parking spaces including 590 from an existing parking garage, currently subject to a parking garage easement agreement, 104 new underground spaces and 27 new street level spaces. We anticipate amenities at each building will include a clubroom, fitness room, center courtyard with heated, saltwater pool, grills and seating and rooftop amenities, including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located in the entry lobby.

I think it’s also important to mention, particularly considering the time-sensitivity around investors and advisors having to decide whether investing in a QOF is a smart year-end choice, that Belpointe OZ is the only QOF traded on a national securities exchange as a public real estate partnership structure. I would argue that this greatly simplifies the process for all classes of investors and for those advising investors alike. I talk about this aspect of Belpointe OZ, along with what I think are other key features of the structure, in a recent Wealth Management Magazine webinar that features Belpointe OZ’s CEO Brandon Lacoff (which you can access here). I think the webinar really helps to highlight the salient benefits and potential challenges of investing in Opportunity Zones.

Making a list and checking it twice should be part of any due diligence process. Hence, I want to note some features that are common to all QOFs, and some that are specific to Belpointe OZ, which I have included in bold type:

●	QOFs provide for pass-through income, thereby avoiding double taxation for investors;

●	QOFs provide for pass-through depreciation, with no depreciation recapture if an investment is held for 10 years, up to December 31, 2047;

●	QOFs require annual distributions of at least 90% of taxable income;

●	QOFs provide for up to a 20% reduction on taxable distributions via Internal Revenue Code Section 199A;

●	Belpointe OZ provides for asset diversification;

●	Belpointe OZ provides investors with greater control over their exit timing and amount;

●	Belpointe OZ offers low minimums for investor access;

●	Belpointe OZ unitholders will not be asked to add additional capital for any type of improvements or problems with investment properties;

●	Belpointe OZ provides investors with better reporting, transparency, and oversight;

●	Belpointe OZ provides investors with the opportunity for daily liquidity;

●	Belpointe OZ allows both accredited and non-accredited investors to access the investment class; and

●	Belpointe OZ simplifies the investment purchase process.

Invest in Opportunity Zones For Tax Advantages and Growth

Click Here To Download The Latest White Paper

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market:

●	No investors servicing fees;

●	No disposition fees;

●	0.75% annual management fee; and

●	5% carried interest.

It is important to act quickly, as the 2022 clock for deferring capital gains taxes is ticking.

We spell out how this alternative can work for you in our updated white paper. Follow this link to request the our Publicly Traded Opportunity Zone Investing White Paper.

Have questions about how Belpointe OZ (NYSE American: “OZ”) can provide opportunities for investment appreciation and income and help you or your clients to defer or eliminate capital gains tax obligations?

Call me, Cody Laidlaw, at (203) 883-1944. I can answer your questions and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

You can also follow this link here to request our updated White Paper.

Cody H. Laidlaw
Editor-in-Chief
255 Glenville Road
Greenwich, CT 06831
T: (203) 883-1944
E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Investor Relations Officer. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering

Investing in Belpointe OZ’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ’s Class A units. To view Belpointe OZ’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ’s Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication may contain estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ’s control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

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